Exhibit 99.(xxii)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 14th day of December 2007 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (“Investment Trust”) with respect to the Lord Abbett Floating Rate Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to the Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annual rate of (a) seventy-five basis points (0.75%) for Class A shares of the Fund, (b) one hundred forty basis points (1.40%) for Class B shares of the Fund, (c) one hundred forty basis points (1.40%) for Class C shares of the Fund, (d) fifty basis points (0.50%) for Class F shares of the Fund, (e) forty basis points (0.40%) for Class I shares of the Fund, (f) one hundred basis points (1.00%) for Class R2 shares of the Fund, and (h) ninety basis points (0.90%) for Class R3 shares of the Fund of the average daily net assets in the Fund for the time period set forth in paragraph 2 below.

2.	Lord Abbett’s commitments described in paragraph 1 will be effective from December 14, 2007 through March 31, 2009.

IN WITNESS WHEREOF, Lord Abbett and Investment Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

LORD ABBETT INVESTMENT TRUST

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel